MERUS LABS INTERNATIONAL INC.

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Service Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Prince Edward Island Securities Office

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PricewaterhouseCoopers LLP

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Deloitte & Touche LLP

RE: Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations*

Pursuant to Section 4.11(7) of National Instrument 51-102, Merus Labs International Inc. (the "**Company**") hereby gives notice of the change of its auditor from PricewaterhouseCoopers LLP to Deloitte & Touche LLP. In accordance with National Instrument 51-102, the Company hereby states that:

1. PricewaterhouseCoopers LLP has resigned as the Company's auditor at the request of the Company, effective April 3, 2012;

2. Deloitte & Touche LLP has been appointed as the Company's auditor, effective April 9, 2012;

3. the resignation of PricewaterhouseCoopers LLP and the appointment of Deloitte & Touche LLP as the Company's auditor have been considered and approved by the Company's Audit Committee and Board of Directors;

4. PricewaterhouseCoopers LLP's did not produce any report relating to financial statements of the Company; and

5. there has been the following "reportable event" within the meaning assigned under subsection 4.11(1) of National Instrument 51-102.

On December 19, 2011, the Company was formed by the amalgamation of Envoy Capital Group Inc. ("**Envoy**") and Merus Labs International Inc. ("**Old Merus**"). Merus treated Envoy as the acquirer for accounting purposes. In PricewaterhouseCoopers LLP's view, Old Merus should have been treated as the accounting acquirer. In the Company's opinion, this difference of opinion between the Company and PricewaterhouseCoopers LLP constituted a "disagreement" as defined by subsection 4.11(1) of National Instrument 51-102 and, as a result, constitutes a reportable event. The Company's Audit Committee did not have formal discussions with the former auditor, however, there were discussions with the Audit Committee Chair regarding the disagreement. The former auditor was authorized to respond fully to inquiries by the successor auditor concerning the disagreement.

DATED the 13th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

Andrew Patient
Chief Financial Officer